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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                                ---------------
                                                                SEC FILE NUMBER
                                                                ---------------
                                                                    1-11601
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                                                                ---------------
                                                                  CUSIP NUMBER
                                                                ---------------
                                                                  632900 10 6
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(CHECK ONE): [X] Form 10-K [ ] Form 20-F [ ] Form 11-K [ ] Form 10-Q
             [ ] Form N-SAR

For Period Ended: January 31, 2002
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR For the
Transition Period Ended:
                        ----------------------------------------

  Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: N/A

PART I - REGISTRANT INFORMATION

NATIONAL AUTO CREDIT, INC.
Full Name of Registrant

Former Name if Applicable:  N/A

555 MADISON AVENUE, 29TH FLOOR,
Address of Principal Executive Office (Street and Number)

NEW YORK, NEW YORK 10022
City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

        (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense:

        (b) The subject annual report, semi-annual report, transition report on Form 10-K Form 20-F, 11-K, Form N-SAR, or portion thereof, will be
[X] filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date.

        (c) The accountant's statement or other exhibit required by Rule 12B-25(c) has been attached if applicable.

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PART III - NARRATIVE

         The Registrant's Annual Report on Form 10-K for the fiscal year ended January 31, 2002 could not be filed within the prescribed time period because additional time is required to prepare the financial statements as a result of the Registrant's decision to discontinue the operations of two business segments, and related effects of the disposal certain net assets of the discontinued operations of the Registrant during the fourth quarter of its fiscal year ended January 31, 2002. The two business segments discontinued by the Registrant were (i) the e-commerce segment operated by its ZoomLot subsidiary and (ii) the auto financing segment. The decision to discontinue these two segments necessitates the recasting of financial statements for prior years to reclassify the segments as discontinued operations, which has increased the time needed to prepare the financial statements

         The Registrant is working to complete the preparation of the financial statements as expeditiously as possible. The Registrant expects that the subject Annual Report on Form 10-K will be filed by May 15, 2002.


PART IV - OTHER INFORMATION

    (1) Name and telephone number of person to contact in regard to this notification

         Robert V. Cuddihy, Jr.            (212)                 644-1400
               (Name)                   (Area Code)          (Telephone Number)

    (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports) been filed? If answer no, identify report(s).

         |X| YES    [ ]  NO

    (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

         |X| YES    [ ]  NO


         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made:

         For the year ended January 31, 2001, the Registrant reported a net loss of $47.3 million. It is anticipated that for the year ended January 31, 2002 the Registrant will report a net loss of approximately $14.5 million. The net loss for the year ended January 31, 2001 included a charge of $35.6 million related to the repurchase of shares of the Registrant's Common Stock. The results for the year ended January 31, 2002 do not include such a charge.


                           National Auto Credit, Inc.
                  (Name of Registrant as Specified in Charter)


has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date:    May 1, 2002                             By:   /s/ James J. McNamara
        ----------------------------                   ---------------------
                                                       James J. McNamara
                                                       Chief Executive Officer